UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alloy, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

019855303
(CUSIP Number)

Glenn Tongue 145 East 57th Street, 10th Floor New York, NY 10022 (212) 386-7160
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019855303

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Whitney R. Tilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 669,946
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 669,946
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,946
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 019855303

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glenn H. Tongue
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 669,946
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 669,946
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,946
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 019855303

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 Partners Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 669,946
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 669,946
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,946
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 019855303

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 Partners Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 669,946
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 669,946
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669, 946
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 019855303

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 Partners Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 508,154
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 508,154
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 508,154
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 019855303

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 Accredited Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 361,973
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 361,973
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,973
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 019855303

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 Qualified Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 146,181
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 146,181
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,181
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 019855303

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tilson Offshore Fund, Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 98,344
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 98,344
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,344
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 019855303

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tilson Focus Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 63,448
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 63,448
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,448
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON (see instructions) IC

Item 1.  Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Alloy, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 151 West 26 th Street, 11 th Floor, New York, New York 10001.

Item 2.  Identity and Background.

(a)           This statement is being filed by Whitney R. Tilson, Glenn H. Tongue, T2 Partners Management, LP, a Delaware limited partnership, T2 Partners Group, LLC, a Delaware limited liability company, T2 Partners Management, LLC, a Delaware limited liability company, T2 Accredited Fund, LP, a Delaware limited partnership, T2 Qualified Fund, LP, a Delaware limited partnership, Tilson Offshore, Ltd, a Cayman corporation and Tilson Focus Fund, a registered investment company.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  All of the Reporting Persons are associated with a single investment advisory firm and as such make this filing jointly.

(b)           The principal business address of each of the Reporting Persons is 145 East 57th Street, 10th Floor, New York, NY 10022.

(c)           Whitney Tilson and Glenn Tongue are principals of   T2 Partners Management, LLC, which serves as General Partner for T2 Accredited Fund, LP and Tilson Qualified Fund, LP. Whitney Tilson and Glenn Tongue are principals of   T2 Partners Management, LP, which serves as Investment Adviser to T2 Accredited Fund, LP, Tilson Qualified Fund, LP, Tilson Offshore Fund, Ltd and Tilson Focus Fund. Whitney Tilson and Glenn Tongue are principals of T2 Partners Group, LLC, which is the General Partner for T2 Partners Management, LP.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Whitney R. Tilson and Glenn H. Tongue are citizens of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

Shares of the securities reported in this filing were purchased by T2 Accredited Fund, LP, T2 Qualified Fund, LP, Tilson Offshore, Ltd and Tilson Focus Fund (collectively “Tilson Funds”). The Shares purchased by the Tilson Funds were purchased with working capital in open market purchases.  The aggregate purchase cost of the 669,946 Shares beneficially owned by the Reporting Persons in the aggregate is approximately $6,271,325, including brokerage commissions.

Item 4.  Purpose of Transaction.

The Reporting Persons originally acquired the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.  Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 12,983,196 Shares outstanding as of May 31, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 9, 2010.

As of the close of business on July 26, 2010, T2 Accredited Fund, LP beneficially owned 361,973 Shares, representing approximately 2.8% of the Shares outstanding.

As of the close of business on July 26, 2010, T2 Qualified Fund, LP beneficially owned 146,181 Shares, representing approximately 1.1% of the Shares outstanding.

As of the close of business on July 26, 2010, Tilson Offshore Fund, Ltd beneficially owned 98,344 Shares, representing approximately 0.8% of the Shares outstanding.

As of the close of business on July 26, 2010, Tilson Focus Fund beneficially owned 63,448 Shares, representing approximately 0.5% of the Shares outstanding.

T2 Partners Management, LP serves as Investment Adviser to the Tilson Funds and as such, may be deemed to beneficially own 669,946 Shares, representing 5.2% of the Shares outstanding as of the close of business July 26, 2010.

T2 Partners Group, LLC is the General Partner to T2 Partners Management, LP and as such, may be deemed to beneficially own 669,946 Shares, representing 5.2% of the Shares outstanding as of the close of business July 26, 2010.

T2 Partners Management, LLC serves as General Partner to T2 Accredited Fund, LP and T2 Qualified Fund, LP and as such, may be deemed to beneficially own 508,154 Shares, representing 3.9% of the Shares outstanding as of the close of business July 26, 2010.

Glenn H. Tongue is a principal of T2 Partners Management, LP, T2 Partners Group, LLC and T2 Partners Management, LLC and as such, may be deemed to beneficially own 669,946 Shares, representing 5.2% of the Shares outstanding as of the close of business July 26, 2010.

Whitney R. Tilson is a principal of T2 Partners Management, LP, T2 Partners Group, LLC and T2 Partners Management, LLC and as such, may be deemed to beneficially own 669,946 Shares, representing 5.2% of the Shares outstanding as of the close of business July 26, 2010.

(b)           Glenn H. Tongue and Whitney R. Tilson have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of all Shares reported in this filing.

(c)            All of the following transactions were effected in the open market.

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

T2 Accredited Fund, LP

24,116	7.91	06/18/2010
1,442	8.24	06/21/2010
2,477	8.51	06/22/2010
182	8.55	06/23/2010
16,005	9.50	06/24/2010
106,698	9.50	06/24/2010
52,824	9.50	06/25/2010
14,455	9.49	06/28/2010
40,649	9.47	06/29/2010
10,078	9.40	07/02/2010
28,182	9.43	07/07/2010
855	9.42	07/19/2010
26,694	9.40	07/20/2010
37,316	9.41	07/21/2010

T2 Qualified Fund, LP

9,617	7.91	06/18/2010
575	8.24	06/21/2010
988	8.51	06/22/2010
73	8.55	06/23/2010
6,486	9.50	06/24/2010
43,240	9.50	06/24/2010
21,430	9.50	06/25/2010
5,782	9.49	06/28/2010
16,268	9.47	06/29/2010
4,078	9.40	07/02/2010
11,412	9.43	07/07/2010
345	9.42	07/19/2010
10,799	9.40	07/20/2010
15,088	9.41	07/21/2010

Tilson Offshore Fund, Ltd

6,573	7.91	06/18/2010
393	8.24	06/21/2010
674	8.51	06/22/2010
50	8.55	06/23/2010
4,355	9.50	06/24/2010
29,036	9.50	06/24/2010
14,372	9.50	06/25/2010
3,885	9.49	06/28/2010
10,914	9.47	06/29/2010
2,739	9.40	07/02/2010
7,669	9.43	07/07/2010
233	9.42	07/19/2010

Tilson Offshore Fund, Ltd

6,573	7.91	06/18/2010
393	8.24	06/21/2010
674	8.51	06/22/2010
50	8.55	06/23/2010
4,355	9.50	06/24/2010
29,036	9.50	06/24/2010
14,372	9.50	06/25/2010
3,885	9.49	06/28/2010
10,914	9.47	06/29/2010
2,739	9.40	07/02/2010
7,669	9.43	07/07/2010
233	9.42	07/19/2010
7,279	9.40	07/20/2010
10,172	9.41	07/21/2010

Tilson Focus Fund

4,799	7.91	06/18/2010
290	8.24	06/21/2010
493	8.51	06/22/2010
36	8.55	06/23/2010
3,154	9.50	06/24/2010
21,026	9.50	06/24/2010
10,374	9.50	06/25/2010
2,808	9.49	06/28/2010
7,826	9.47	06/29/2010
1,926	9.40	07/02/2010
5,321	9.43	07/07/2010
167	9.42	07/19/2010
5,228	9.40	07/20/2010

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of Shares reported in this filing.

(e)            Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Glenn H. Tongue and Whitney R. Tilson have shared ownership and/or management over each of the other Reporting Persons identified in this account.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 019855303

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

T2 Partners Management, LP

By:	T2 Partners Group, LLC General Partner

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Managing Member

T2 Partners Group, LLC

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Managing Member

T2 Partners Management, LLC

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Managing Member

T2 Accredited Fund, LP

By:	T2 Partners Management, LLC General Partner

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Managing Member

T2 Qualified Fund, LP

By:	T2 Partners Management, LLC General Partner

By:	/s/ Whitney R. Tilson

Name:	Whitney R. Tilson
Title:	Managing Member

Tilson Offshore Fund, Ltd

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Director

Tilson Focus Fund

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Trustee

/s/ Whitney R. Tilson
Whitney R. Tilson

/s/ Glenn H. Tongue
Glenn H. Tongue